EXHIBIT (a)(10)

eLoyalty
October 24, 2001, 4:00 p.m. to 4:30 p.m.

Operator:   Good afternoon and welcome to the eLoyalty tender offer conference call for October 24th, 2001. Your host for today will be Jackie Hilt. Ms. Hilt, please go ahead.

Jackie Hilt:   Thank you. Good afternoon and welcome to today’s US tender offer informational call. With me today is Tim Cunningham, our Chief Financial Officer and Bob Kessler of Corporate Communications. What we’d like to accomplish today are several things. First to review the intention of the tender offer program, second to provide a high level overview of what the tender offer is and what it means to you; third to highlight the actions that you need to take if you decide to participate in this offer and finally to answer any questions you have regarding our tender offer. By now all of the eligible employees should have received an informational packet regarding the program. This would have been mailed to your home address. If you believe you have eligible options and have not yet received a package, please contact the tender offer team via e-mail or voice mail which is extension 1111.

        As I said the first topic is the purpose of the tender offer and as most of you are well aware, many of the outstanding stock options that you have either through your hire with eLoyalty or as an award for your performance have exercised prices that are higher than the current market price of our stock. An example of that would be a strike price of twelve dollars in relationship to our current market price which is about fifty cents. With that in mind, the board of directors and management of eLoyalty were concerned and agreed that it would make sense to offer to employees, the opportunity to exchange stock options for restricted stock. By making this offer what we tried to do or what we intended to do was to provide a meaningful performance incentive to current employees, thus aligning employee interest with those of the shareholders and motivating employees to build shareholder value going forward. An important thing for everybody to understand is that this is a completely voluntary program. With that I’d just like to turn it over to Tim to go into some additional details, give you a high level overview of the program before we take your questions.

Tim Cunningham:   Thank you Jackie. Good afternoon to all. I’m going to talk first about eligible options here and as Jackie mentioned, eligible employees should have received the informational package that was included with your election form. And the election form details a number of options that you have that are eligible for the exchange to restricted stock. Under the program as a current US employee, you have the opportunity to exchange all of some of your currently outstanding non statutory options whether they’re vested or not vested for shares of eLoyalty common stock. Options that are eligible will be exchanged for shares of restricted stock on a one for one basis. If you elect to exchange one hundred options, you will receive one hundred shares of restricted stock. The options that are eligible for this program generally are those with an exercise price of three dollars or more per share and that were granted under the eLoyalty Corporation 1999 and 2000 stock incentive plans.

        Again, your informational package shows you which of your options are eligible for the exchange in the election form document. You choose which of these eligible options you’d like to exchange for restricted stock by checking off the all box which tells us that you want to exchange all of your eligible options or you can check off individual options grants for exchange. Please keep in mind that if you elect to exchange less than all of your eligible options, you must elect to exchange all of your outstanding options within the same grant. Options that are considered to be part of the same grant and they were awarded on the same grant date pursuant to a single option agreement with the same exercise and price and with the same vesting schedule. And example would be a grant you received of one hundred options when you hired into eLoyalty. You can choose to exchange all those options or none of them. You cannot choose to exchange fifty of them though, since they were given to you under the same grant.

        Now let’s talk for a bit about who’s eligible for the exchange. Employees who are and remain US employees on the date of this offer which was October 12th, 2001 and on the expiration date which is November 9th, 2001 are eligible. Employees who are on inactive status on either or both of these dates due to participation and eLoyalty approves sabbaticals or other eLoyalty approved leave of absences may participate in this offer as well. If you leave eLoyalty at any time during the vesting schedule, you will lose any restricted stock that is not yet vested at the time you leave the company unless it is due to death, disability or retirement and more specific information regarding this is in the package that was sent out to everybody.

        Now let’s talk a bit about restricted stock and let me explain a little bit about what a restricted stock is so we all understand it. With options, you have only a right to purchase shares of eLoyalty common stock at an established exercise price. Now going back to our example of a hundred shares upon hiring into eLoyalty, if the option price, strike price of those hundred shares was ten dollars, you would need to pay eLoyalty a thousand dollars to receive the common stock. Unlike options, when you receive restricted stock, you will become a holder of record of actual shares of our common stock without any need to convert or exercise shares and without the need for any future payment of an exercise price. However, until these shares of restricted stock vest, they will remain subject to forfeiture, restrictions and transfer and certain other restrictions. Once these restricted stocks vest, these shares are yours to hold, transfer, sell as you desire and of course, this is all subject to applicable securities laws and payment of income taxes which are due upon the vesting of the restricted shares.

        Now let’s talk for a bit about withholding taxes since unfortunately we do have to pay those. Now I’d like to quickly explain the tax implications to the US employees. There will be no immediate tax consequences upon your receipt of restricted stock in exchange for eligible options. You will be required to recognize ordinary income on each vesting date in an amount equal to the fair market value of the shares of the restricted stock that are vesting. So if fifty shares vest on a certain date and the market dollar of our stock is one dollar at that time, you’ll have to pay taxes on an amount equal to fifty dollars. By accepting this exchange offer, you will constitute an agreement to authorize eLoyalty to withhold the number of whole shares necessary to satisfy the applicable withholding tax obligations on each vesting share and those withholding obligations are federal tax, state and local tax as well as FICA which is social security, Medicare.

        Now using our example before if you had fifty shares vest at a dollar per share, let’s say the total of the withholding taxes would be eighteen dollars, we would withhold eighteen shares of stock to cover those taxes. You would have no out of pocket cash requirements and you obviously then net thirty-two shares, fifty minus eighteen after that vesting date in that example. We have also given employees another option to cover applicable taxes. This would be through an election under section eighty-three B of the internal revenue code and more information regarding this is contained in the packet. The overview of this is that if you would pay the withholding taxes all upfront for restricted stock prior to any stocks vesting. We recommend that you consult your own tax advisor to determine the tax consequences of accepting the tender offer, number one and then from choosing whether or not to make an election under section eighty-three B in the internal revenue code.

        Let’s talk a bit about the vesting period. By accepting the exchange offer, your vesting schedule would restart on November 9th. This means that any vested options that you’ll like to exchange would have the vesting period begin over. The restricted stock you receive will vest over five years and twenty equal quarterly installments beginning at the end of February 2002 assuming you continue to meet the requirements for vesting specified in the restricted stock award. So assuming you elect to exchange a thousand options for restricted stock on February 28th, 2002, one twentieth of five percent of those options would vest, you would receive fifty shares of eLoyalty common stock minus any shares we had to withhold for the tax obligations. These shares are then yours to hold, transfer or sell according to securities laws.

        Now let’s talk about options that are not exchanged. If you do not accept this offer, you will keep all of your current options and you will not receive any restricted stock and now changes will be made to your current options except for the equitable adjustments that will be made upon the effectiveness of the proposed reverse stock split which of course is subject to shareholder approval. Now let’s just talk for a second about what is the impact of the reverse stock split. Now as the document sent to everyone disclosed, the company intends to effect a one for ten reverse stock split of our common stock, you know, subject to shareholder approval. Now the intended impact of the split is the following. It’s to reduce our overall capital structure by reducing number of shares that will be outstanding. So a very simple example, we have fifty million shares outstanding today. If it happened today we’d have approximately fifty million divided by ten or five million shares outstanding.

        Now some of the other reasons for this is to enhance the acceptability and marketability of our common stock to the financial community and to the investing public and also to attempt to increase our per share market price of the common stock above the dollar minimum bid price level required to maintain our listing on the NASDAQ. Now hypothetically the reverse stock split will not change your overall position in regard to your options of restricted stock as the total capitalization of the company is being divided by ten. So you know, everyone is being affected the same way. An example of the affect it would have on your options would be, if you currently have a hundred options priced at ten dollars per share for a total value of a thousand dollars after a reverse split, you would have ten options priced at a hundred dollars per share with the total value still remaining at a thousand dollars.

        Now keep in mind we believe that our common stock market price would proportionally increase by factor of ten after the stock split is affected and of course that’s our expectation that the stock price would increase by a factor of ten. Now this would hold true of your restricted stock as well. If you elect to exchange those hundred shares for restricted stock after the stock split, you would have ten shares of restricted stock and we expect that our common market price, again increasing by a factor of ten, and of course the vesting schedules remain unchanged by the split.

        Now before I turn it back to Jackie, I’ll just draw a couple of concluding points here. I believe what I’ve talked about here covers the major informational parts of the tender offer for eLoyalty employees. I ask that you all take the time to read through the informational packets that were sent to you as they cover everything in more detail and answer the frequently asked questions as well. So Jackie.

Jackie Hilt:   Okay, thanks Tim. Again, I also want to reiterate we do need to have you review your packet and in those packets there’s an election form that gives you the list of your eligible options. If you happen to have that package with you today, the document or the piece you’ll be hunting for that election form is that glowing yellow piece of paper. So if you have it now, you might want to pull it out and take a look. If you don’t, you know, when you get home and take a look at it, that is the document that you would need to sign, fill out and return if you are interested in participating. If so, you know, when you complete it, you do need to send it back in to the tender offer team in Lake Forest either through the mail or by faxing it. That phone number is included. All of the forms and I want to stress this that all of the forms have to be received in to Lake Forest with the tender offer team by 5:00 p.m. central time on November the 9th, 2001 obviously. If you choose to mail it, you know, keep in mind that it does have to be here by then.

        You will get an acknowledgment by e-mail back to you within forty-eight hours. If you don’t receive that acknowledgment, you know, please contact the tender offer team. We want to make sure that anybody who has in fact sent in their document knows that it’s been received and is therefore being processed accordingly. And you can also contact that tender offer team if you have any further questions. If you do talk with your tax advisor and choose to file and eighty-three B to pay with your withholding taxes upfront before vesting your shares, you must file that with the IRS within thirty days of the November 9th date and that’s the date the restricted stock is granted to you. If you choose not to exchange your options for restricted stock, not to participate in this tender offer, you don’t need to do anything. You don’t have to return any forms, you know, no further action is required.

        So with that, I know this is a lot of information and for me personally this is the first time I’ve had exposure to a tender offer. So there’s a lot of material and you know, I personally had to read it multiple times even to collect what were probably even viable questions. So I hope this has been enough information to at least help you kind of narrow your thoughts on the things that are still open or a bit confusing. With that, operator, if you could open it up for questions we’d be happy to entertain your questions at this time.

Operator:   Thank you. If there are any questions on the phone lines, please press the star one on your touch tone phone. If you’re using a speaker phone, please pick up your handset and press the star one at that time. Please go ahead if you have any questions. Your first question comes from Brian Peterson. Please go ahead.

Brian Peterson:   Hello Jackie and Tim.

Jackie Hilt:   Hi Brian.

Brian Peterson:   Hello. I have two questions. One of them is related to the cost basis. Could you explain a little bit what the cost basis for these shares will be. Will it be at the vesting date or will it be at the upfront date, the grant date?

Tim Cunningham:   Well this is Tim. Let me answer that. Good question. If you elect not to do this eighty-three B election which is probably what most people will likely do, your cost basis will be the date that those particular shares vest. So in the thousand share example, fifty shares will vest on February 28th and then fifty shares will vest every three months thereafter. It will be whatever the stock price is as of the close of that date. That will be your cost basis in the stock because that’ll also be the basis on which a withholding will be made in shares, you know, because you’ll need to recognize that as income for purposes of your W2 and your income tax return. Now it’s a little different answer if you do elect the eighty-three B election and again, I would encourage people to talk to their tax advisors. This is a very complicated part of the internal revenue code but if you do this eighty-three B election, your cost basis would be as of the grant date but the IRS is going to require you to pay over all income taxes on the total grant on that date, whether it’s vested or not, and obviously on the day of the grant, nothing is vested.

Jackie Hilt:   Second question.

Brian Peterson:   Okay, yeah I have another question that’s related to the eighty-three B. If we have to file this with the IRS, how does the withholding itself happen?

Tim Cunningham:   You basically, you have to send us a check for the withholding and for those that want to do it, you know, essentially that, and if we don’t get the check, your eighty-three B election, which you filed with the IRS is ineffective.

Brian Peterson:   Okay so within thirty days, the packet actually got to my house after I had already left for the week so I’m a little bit behind but within thirty days of November 9th, I would have to, somebody electing to do the eighty-three B would have to both file with the IRS and send a check to eLoyalty.

Tim Cunningham:   Okay.

Jackie Hilt:   Great, thanks Brian.

Brian Peterson:   Thank you.

Operator:   Once again if you have any questions, please press the star one on your touch tone phone. You have a question from Bill Walsh. Please go ahead.

Jackie Hilt:   Hi Bill.

Bill Walsh:   Hi Jackie and Tim. Question, why were the stock option grants with strike prices below three dollars excluded from the tender offer?

Tim Cunningham:   Well the reason for that is there are a lot of factors that went into this, looking at what other companies have done relative to this.

This is I think, and looking at all the various alternatives and I’ll just state what were some of the alternatives we looked at and then I’ll give you a more direct answer. What a lot of companies are doing with essentially this being a defacto option repricing is a lot of companies are exchanging options six months and a day from the date of the exchange and they’re having to do tender offers similar to this in order to accomplish that because companies are trying to avoid variable accounting. We thought this was a much more generous way to go and most companies tend to look at some kind of a threshold of where they would reprice options under the assumption that within some reasonable period of time that those options would get back in the money because these things aren’t necessarily viewed favorably by shareholders. So there has to be some discipline and rigor around where the cut offs are made around this. And so it’s a substantial chunk of the options that are three dollars and over so a lot of consideration went into the decision of the board as to why that was chosen as the threshold.

Jackie Hilt:   Any follow up question Bill?

Bill Walsh:   I didn’t fully understand, it sounds like there’s some type of threshold that you put into consideration whereby repricing versus, you know, exchanging for restricted stock came into consideration and I’m not quite sure how that . . .

Tim Cunningham:   Well I mean fundamentally is for those that are three dollars or more we thought it would be more difficult for those shares to get back in the money in the near term and we felt that those were, that were less than three dollars, we believe it is appropriate for those holders to try and create value in those options by building the value of our company and that there was just a lot of consideration that just went into the overall decision in the trade offs and, that was one of the things that fell out was that we felt three dollars was an appropriate cut off and that that was a reasonable price level that people could get back in the money by helping the company build revenue and control it’s costs.

Jackie Hilt:   Bill, we sought outside expertise to get guidance on this and you know, what was kind of generally acceptable practice and we’re quite generous on certain things that we had originally gotten some guidance that said it shouldn’t be one for one, people should give more options to get more share of stock and pushed pretty hard on that piece. But on the price piece, you know, we were given very strong guidance on the acceptability of it having to be, you know, kind of above what market price is today. But as Tim said, there were quite a few tradeoffs and considerations in getting to the package.

Bill Walsh:   Okay. I might want to follow up with you just on my case personally cause I have some, I have a wall coming up on some vested strike dates too.

Jackie Hilt:   I’m the choir.

Bill Walsh:   Okay.

Jackie Hilt:   All right, thanks.

Operator:   You have a question from Morgan Bickle. Please go ahead.

Morgan Bickle:   Yes, my question is about the options we choose not to trade in for restricted stock. Why does the reverse stock split affect the strike price of our options, not the volume of the options we have.

Tim Cunningham:   It does affect the number of options. When you say volume you’re talking the number of options.

Morgan Bickle:   Right.

Tim Cunningham:   It does affect that.

Morgan Bickle:   I thought in the example you said if we have a hundred shares or a hundred options that we choose not to trade in for restricted stock that the strike price for those options are, they start at, originally when they were granted to us, they were at ten dollars and if we choose not to then the strike price of those options goes to a hundred dollars.

Tim Cunningham:   That’s right and the hundred options become ten options. Remember the example was, originally it was a hundred options, an original grant of a hundred options at ten dollars. The total dollar value was a thousand dollars, which is a hundred times ten.

Morgan Bickle:   Okay, okay that’s right. Thank you.

Tim Cunningham:   And then with the reverse stock split, all of the shares, outstanding shares of the company get divided by ten as well as all the outstanding options so that hundred option grant becomes ten but then the strike price, ten dollars gets multiplied by ten. So it is still ten times a hundred, just in reverse now, it’s ten shares times a hundred dollar exercise price. And you just might want to add here that the outside board members, their options, they’re not getting this deal. They’re not getting any type of repricing so they are, you know, suffering along with all the other options holders. In fact, they have options, many options which are above the three dollar stock price level.

Morgan Bickle:   Okay, thank you.

Operator:   You have no more questions at this time.

Jackie Hilt:   Okay well again I want to thank you for joining us today and I appreciate the questions. If you do have further questions, please don’t hesitate to call. As I said this is a lot of information to digest but what I would like to reiterate is if you do want to participate, you do need to find that yellow form, pull it out of that package and return it by 5:00 p.m. central time on November 9th. But other than that that’s all we have today so again, feel free to follow up if you’ve got any questions and thanks and have a great day. See ya.

Tim Cunningham:   Thank you.

Operator:   Thank you. This concludes today’s conference call. Please disconnect your lines and have a great day.